Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, Florida 34655

June 8, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Chris Ronne

Re: Manitowoc Foodservice, Inc.
Registration Statement on Form S-1
File No. 333-211876

Dear Mr. Ronne:

Reference is made to the Registration Statement on Form S-1 (File No. 333-211876) (the “Registration Statement”), filed by Manitowoc Foodservice, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on June 10, 2016, or as soon thereafter as is practicable.
In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•
Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

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The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (920) 683‑7523 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By: /s/ Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel
and Secretary

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